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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                    FORM 15

          Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934, as amended, or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended.

                       Commission File Number: 001-11794

                          E.W. Blanch Holdings, Inc.

               _________________________________________________
             (Exact name of registrant as specified in its charter)

                      500 North Akard Street, Suite 4500
                              Dallas, Texas 75201
                                (214) 756-7000

               _________________________________________________
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, par value $0.01 per share

               ________________________________________________
            (Title of each class of securities covered by this Form)

                                      None

               ____________________________________________________
             (Titles of all other classes of securities for which a
          duty to file reports under Section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to files reports:

Rule 12g-4(a)(1)(i)      [x]             Rule 12h-3(b)(1)(ii)        [ ]
Rule 12g-4(a)(1)(ii)     [ ]             Rule 12h-3(b)(2)(i)         [ ]
Rule 12g-4(a)(2)(i)      [ ]             Rule 12h-3(b)(2)(ii)        [ ]
Rule 12g-4(a)(2)(ii)     [ ]             Rule 15d-6                  [ ]
Rule 12h-3(b)(1)(i)      [x]


Approximate number of holders of record of Common Stock as of the certificate or notice date: One (1)


          Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, E.W. Blanch Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
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Date: June 15, 2001



                                      E.W. BLANCH HOLDINGS, INC.

                                      By:   /s/ Susan Wollenberg
                                           -------------------------------
                                            Name:  Susan Wollenberg
                                            Title: Chief Financial Officer

          Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of
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the General Rules and Regulations under the Securities Exchange Act of 1934.
The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.


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